SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on April 22, 2019.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: April 22, 2019	By:	/s/ Amir Kaplan
Name: Amir Kaplan
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES EXECUTION OF
MEMORANDUM OF UNDERSTANDING WITH RESPECT TO
POTENTIAL ACQUISITIONS

YAVNE, Israel – April 22, 2019 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi Food”), a global food company specializing in the development, manufacturing, marketing and international distribution of kosher foods, announced today that following reports in the Israeli media, it has signed two separate memorandums of understanding which are independent of each other (the "MOU's" and the "Transactions", as the case may be).

The following are details of the main terms of the MOU's:

1.	Memorandums of understanding for an investment in Bikurei Hasadeh North 1994 Ltd. ("Bikurei Hasadeh" and "Bikurei Hasadeh MOU", respectively):

About Bikurei Hasadeh

Bikurei Hasadeh is a private company engaged in the import, distribution and marketing of fresh fruits and vegetables to the retail and institutional market in Israel.

Main terms of the Bikurei Hasadeh MOU

Subject to the signing of a definitive agreement to be agreed between the parties which will be based on the principles set out in the Bikurei Hasadeh MOU, and the fulfillment of all the conditions precedent set out in in such definitive agreement, Bikurei Hasadeh will issue to the Company 41% of its issued share capital on a fully diluted basis, for consideration of NIS 70 million (the "Issuing"). Simultaneously with the execution of the Issuing, the founding shareholders of Bikurei Hasadeh will sell to the Company 10% of the issued share capital of Bikurei Hasadeh (the "Sale"). After the Issuing and Sale, the Company would hold 51% of the share capital of Bikurei Hasadeh, on a fully diluted basis.

The Bikurei Hasadeh MOU includes conditions precedent which are customary in agreements of this kind, including the completion of a due diligence within 90 days of the signing of the Bikurei Hasadeh MOU.

2.	Memorandums of understanding for an investment in Miki Food Industries Fish and Salads (1992) Ltd. ("Miki" and the "Miki MOU", respectively)

About Miki

Miki is a private company engaged in the production of a wide range of salads, fish salads and smoked fish products.

Main terms of the Miki MOU

Subject to the signing of a definitive agreement to be agreed between the parties which will be based on the principles set out in the Miki MOU, and the fulfillment of all the conditions precedent set out in such definitive agreement, the Company and Miki will establish a new company (the "NewCo"), which will acquire and receive from Miki, by way of assignment, all of the assets and activities of Mickey (other than land rights) which are related to its business activities and are transferrable (the "Purchased Assets").

Upon the completion of such Transaction, if and to the extent completed, the Company will hold 70% of NewCo's share capital (on a fully diluted basis) and Miki will hold 30% of NewCo's share capital (on a fully diluted basis).
In consideration for the Purchased Assets, NewCo will pay NIS 10 million, plus VAT.
In addition, the Company will extend to NewCo a shareholders' loan in the amount of NIS 5 million.

The Miki MOU includes conditions precedent which are customary in agreements of this kind, including the completion of a due diligence within 90 days of the signing of the Miki MOU.

There is no guarantee that any of the Transactions will be completed and/or what will be the final terms of the Transactions, if and to the extent completed.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,250 customers and 2,500 selling points in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the risk that the potential acquisitions described in this press release will be completed, monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 27, 2019. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G. Willi - Food International Ltd.
Amir Kaplan, Chief Financial Officer
 (+972) 8-932-1000
amir.k@willi-food.co.il